May 10, 2013

VIA EDGAR CORRESPONDENCE

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Justin Dobbie, Legal Branch Chief

Re:	TransDigm Group Incorporated (the “Company”)
Amendment No. 1 to Registration Statement on Form S-4 Filed March 27, 2013
File No. 333-186494

Form 10-K for the Fiscal Year Ended
September 30, 2012
Filed November 16, 2012
File No. 001-32833

Dear Mr. Dobbie:

We are writing to inform you that the Company continues to finalize its response to your comment letter dated April 11, 2013, including with respect to Amendment No. 2 to the Registration Statement on Form S-4 (File No. 333-186494), filed with the Commission on February 6, 2013, and expects to file its response, including the amended registration statement, with the Commission on or prior to May 24, 2013.

If you have questions or if we can be of any assistance in this matter, please do not hesitate to call the undersigned at (216) 706-2963.

Very truly yours,

/s/ Halle Fine Terrion

Halle Fine Terrion

General Counsel and Chief Compliance Officer

TransDigm Group Incorporated